AquaBounty Technologies Filed pursuant to Rule 433 of the Securities Act of 1933 Issuer Free Writing Prospectus dated December 7, 2017 Relating to Preliminary Prospectus dated December 7, 2017 Registration No. 333-221435

Forward-Looking Statements Safe Harbor Statement Some of the statements made in this presentation involve risks and uncertainties that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based upon AquaBounty’s current expectations and projections about future events and generally relate to AquaBounty’s plans, objectives and expectations for the development of AquaBounty’s business. Although management believes that the expectations, assumptions, estimates, plans and objectives reflected in or suggested by these forward-looking statements are reasonable, all forward-looking statements involve risks and uncertainties and actual future results may be materially different from the plans, objectives and expectations expressed in this presentation. These risks and uncertainties include, but are not limited to, (i) the anticipated benefits and characteristics of our AquAdvantage® Salmon product; (ii) the uncertainty of achieving the business plan, future revenue, and operating results; (iii) developments concerning our research projects; (iv) our ability to successfully enter new markets or develop additional products; (v) competition from existing technologies and products or new technologies and products that might emerge; (vi) actual or anticipated variations in our operating results; (vii) our cash position and ability to raise additional capital to finance our activities; (viii) market conditions in our industry; (ix) our ability to protect our intellectual property and other proprietary rights and technologies; (x) our ability to adapt to changes in laws or regulations and policies; (xi) the ability to secure any necessary regulatory approvals to commercialize any products; (xii) the rate and degree of market acceptance of any products developed through the application of genetic engineering, including genetically modified fish; (xiii) our ability to retain and recruit key personnel; (xiv) the ability of our majority shareholder, Intrexon Corporation, to control us; (xv) the success of any of our future acquisitions or investments; (xvi) international business risks and exchange rate fluctuations; (xvii) the possible volatility of our stock price; (xviii) our limited operating history and track record of operating losses; and (xix) our estimates regarding expenses, future revenue, capital requirements, and needs for additional financing. We caution you that the foregoing list may not contain all of the risks to which the forward-looking statements made in this presentation are subject. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments that we may make. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. For a discussion of other risks and uncertainties, and other important factors, any of which could cause AquaBounty’s actual results to differ from those contained in the forward-looking statements, see the section entitled “Risk Factors” in AquaBounty’s Annual Report on Form 10-K and Registration Statement on Form S-1, as well as discussions of potential risks, uncertainties, and other important factors in AquaBounty’s subsequent filings with the Securities and Exchange Commission. All information in this presentation is as of the date of its release, and AquaBounty undertakes no duty to update this information unless required by law. This presentation also contains estimates, projections and other data made by independent parties relating to market size and growth and other data about the Company’s industry. Projections, assumptions and estimates of AquaBounty’s future performance and the future performance of the market in which performance and the future performance of the market in which AquaBounty operates are subject to a high degree of uncertainty and risk.

Overview AquaBounty Technologies, Inc. Biotechnology company focused on enhancing productivity in the $176b1 aquaculture market through genetic modification and other molecular biologic techniques. First product, AquAdvantage® Salmon (AAS) - a faster-growing Atlantic salmon, has been approved by the FDA and Canadian regulatory authorities for its production, sale and consumption in the United States and Canada. AAS enables the economic viability of land-based production facilities, which provide a sustainable alternative to current net pen production. Commenced commercialization in 2017 with the sale of AAS in Canada. Seeking to raise $20m to fund the next stage of commercial expansion. “Our mission is to raise the world’s finest, healthiest, most sustainable Atlantic salmon – delivered with the greatest nutritional benefits and the smallest environmental footprint” 1 (Source: Research and Markets)

Selection Milt Non-transgenic Progeny Transgenic Founder Transgene DNA Microinjection Fertilized Microinjected Eggs Promoter Terminator GH cDNA TATA TAG ATG AATAA // // 1989 1992 1994 1996 1998 2000 2002 Microinject P 1 F 1 F 2 F 3 F 4 F 5 2004 2006 2008 F 6 F 7 F 8 2016 F12 The Technology – AquAdvantage Salmon A Chinook growth hormone gene is integrated into the genome of an Atlantic salmon that reduces the time to market from 28-to-36 months to 18-to-20 months. AAS are raised as all female and triploid.

The Technology - Land-based Aquaculture AAS enables this land-based, environment-friendly production system to be economically viable versus current sea-cage production systems. AAS will be raised in Recirculating Aquaculture Systems (RAS) away from the ocean, eliminating the risk of ocean-borne pollutants or contaminants that could harm marine ecosystems. RAS production will allow AAS to be raised in optimized conditions with total control of the water coming in and going out, while recycling greater than 95% of the water used.

Global Markets and Growth Drivers

Sources: FAO FIPS (2014) // Fish to 2030 (2013) Fish is a healthy food and an efficient source of high quality protein. Many of the world’s fisheries are already fully exploited. Aquaculture must double just to hold current per capita fish consumption constant. Aquaculture Market Aquaculture growth to 2050 (Source: FAO) (Source: FAO)

(Source: Kontali – Salmon World 2017) in metric tons Atlantic Salmon Market – Global Trade Worldwide Atlantic salmon market in 2015 = 2.4m metric tons worth $12 billion (Source: FAO) North America: Harvest: 182,500 Market517,400 Latin America: Harvest: 698,700 Market: 163,800 Norway, Faroe Islands, Iceland: Harvest: 1,341,000 Market: 50,400 Supply is constrained in production locations for environmental and regulatory issues related to the current production methods.

3% 280,000 TONS $2.7B of all Atlantic salmon consumed in the U.S. is produced domestically of Atlantic salmon were imported in 2016 total U.S. market opportunity Atlantic Salmon Market – U.S. Opportunity (Source: U.S. Department of Commerce)

AquAdvantage Salmon Features and Benefits

FASTER GROWTH +Reaches harvest weight in 18-to-20 months BETTER FEED CONVERSION +25% better feed conversion than non-transgenic siblings +Less feed required to reach market weight +Could operate with plant-based, sustainable feed SHORTER TRANSPORTATION DISTANCE +Reduces cost and carbon footprint LAND-BASED PRODUCTION +Eliminates need for antibiotics or medications +Poses no environmental risk to seas or wild fish OPPORTUNITY TO RE-ESTABLISH U.S. INDUSTRY +To be produced at sites close to consumer market AquAdvantage Salmon - Features and Benefits

Accelerated growth allows AquAdvantage® Salmon (AAS) to reach harvest weight sooner. Below: Genetically modified salmon (rear) and non-genetically modified salmon (foreground) at the same age. FASTER GROWTH AAS grow faster than standard Atlantic salmon - specifically during early rearing. However, AAS do not grow larger than standard Atlantic salmon. They just reach harvest weight faster.

Atlantic salmon already have a better feed conversion rate than other sources of protein. And AAS have a 25% better feed conversion rate1 than standard Atlantic salmon. AAS consume more feed on a daily basis, but due to enhanced growth rates, better feed conversion ratios and higher nitrogen retention efficiency1, achieve their target weight gain significantly sooner. AAS maintain accelerated growth when fed a high plant protein diet1, which is more environmentally sustainable than a fish oil based diet. 1 (Source: “Effects of combined ‘all-fish’ growth hormone transgenics and triploidy on growth and nutrient utilization of Atlantic salmon, Salmo salar L., fed a practical grower diet of known composition” S.M. Tibbetts et al.) BETTER FEED CONVERSION (Source: Marine Harvest, except for AAS)

SHORTER TRANSPORTATION DISTANCE Reduces cost and carbon footprint 3,200 miles 500 miles 3,600 miles

LAND-BASED PRODUCTION Significant advantages over current main method of fish farming Optimized growing conditions & fish health Biosecurity - reduced exposure to pathogens & parasites. Limited need for antibiotics or medications Clean groundwater - reduced exposure to environmental contaminants Conserves water through recirculation Improved sustainability and reduced environmental impact (Albany, Indiana RAS facility)

Commercialization Program

Fresh Atlantic salmon produced close to home Atlantic salmon is a safe and healthy source of omega-3s Sustainable and responsible seafood choice Consumer Benefits

First sale of AAS in June 2017 10 metric tons of AAS from the Panama site were harvested, processed yielding 5 metric tons of fillets and shipped to Canada. The response from the buyers was very enthusiastic and they are eager to receive more product. The sale was made at market rate ($5.28/lb) for farmed Atlantic salmon fillets. Commercial Roll-Out

Initial strategy: AAS will be sold through established distributors. Longer-term strategy: Once AAS is established in the market, the option for branding as a “sustainably produced” food item can be considered. Marketing Plan

US - Indiana Purchased first commercial-scale operating site for AAS in the US from Bell Fish Company in 2017. Facility is currently being renovated and upgraded to improve capacity to 1,200 metric tons annually. First eggs expected to be introduced in 2018. First harvest expected in late 2019. Canada - PEI Purchased the former Atlantic Sea Smolt hatchery site on Prince Edward Island in 2016. Three buildings on site including: R&D hatchery – for AquAdvantage Trout. New 250 metric ton grow-out facility for AAS. New Broodstock facility for producing AAS eggs. Grow-Out Facilities New 250 mt facility under construction at Rollo Bay site on Prince Edward Island Purchased 1,000 mt RAS facility in Indiana and upgrading capacity to 1,200 mt.

Brazil Currently running a field trial in support of an application to approve AAS. Argentina Currently running a field trial in support of an application to approve AAS. Chile Signed an agreement with a local partner in Chile on the regulatory application for AAS. China Submitted application to run field trial. International Business Development

Management Team Ronald L. Stotish, Ph.D. was appointed an Executive Director, President and CEO of AquaBounty Technologies in May 2008 after joining the company in 2006 as Vice President for Regulatory Affairs. Prior to joining AquaBounty, Dr. Stotish was Executive Vice President for R&D at MetaMorphix, Inc. He has served as Vice President for Pharmaceutical Research and Development at Fort Dodge Animal Health and held a variety of positions at American Cyanamid. He began his career in research at Merck. Dr. Stotish has degrees in biochemistry and over 40 years experience in the discovery, development, and commercialization of new animal health products. David A. Frank, MBA was appointed CFO and Treasurer in October 2007. Previously he served as President and General Manager of TekCel LLC, a subsidiary of Magellan Biosciences, after serving as Magellan’s CFO since the company’s founding in 2004 and as TekCel’s CFO since 2003. Mr. Frank has over 30 years of financial-management experience, including as CFO of SmartEnergy. His earlier experience includes financial roles at Moldflow, PerSeptive Biosystems, Lotus Development Corporation, Apollo Computer, and Honeywell. Alejandro Rojas joined AquaBounty as the Chief Operating Officer of its AquaBounty Farms division in February 2014. He formerly was the Production and Technical Manager for Marine Harvest from 1988 to 2000. Mr Rojas has a doctorate in veterinary medicine and for the previous 14 years has been a technical advisor and consultant to numerous global aquaculture and biotech companies working with marine fish.

23 Shares outstanding at September 30, 2017 = 8,895,094 Financial data

The aquaculture industry must double its output in the next 30 years to meet growing market demand (Source: FAO). AquAdvantage Salmon enables the viability of the land-based production method needed to meet the market demand. AquAdvantage Salmon provides the technology to bring a profitable and sustainable industry to the United States. AquaBounty is seeking to raise $20 million in new equity to fund the first phase of its commercial plan, which includes bringing on-line two grow-out facilities. This phase will demonstrate the profitability and consumer acceptance for AquAdvantage Salmon. The follow-on phase, much of which will be funded by debt or partnerships, will significantly expand the Company’s production output and open up additional commercial options, such as licensing. Summary